Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on April 28, 2015, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.	Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting;

2.	Election of Ms. Dafna Gruber as an external director of the Company for a three year term, commencing as of April 29, 2015;

3.	Approval of the amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company; and

4.
Approval and ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including, for the purpose of Proposal No.3, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Only shareholders of record at the close of business on March 25, 2015, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 5:00 p.m. (Israel time) on April 26, 2015). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposals No. 2 and 3.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than April 5, 2015.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, April 29, 2015, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-73-2295621).

By Order of the Board of Directors,

Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: March 30, 2015

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 28, 2015

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on April 28, 2015, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting;

2.	Election of Ms. Dafna Gruber as an external director of the Company for a three year term, commencing as of April 29, 2015;

3.	Approval of the amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

4.
Approval and ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on March 25, 2015, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of March 23, 2015, the Company had 27,274,899 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the Meeting, that is on or before April 26, 2015, at 5:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company's board of directors (the "Board") recommends a “FOR”, other than Proposals No. 2 and 3.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than April 5, 2015.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 31, 2015. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, April 29, 2015, at the same time and place.  At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal ; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including, for the purpose of Proposal No. 3, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above); or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For further information with regard to personal interest indication please see instructions on the proxy card.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law), excluding our Chairman of our Board, during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone) social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2014, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
	USD$

Eitan Oppenhaim President and Chief Executive Officer	376,150	328,848	380,546	1,085,544
Dror David Chief Financial Officer	282,715	106,063	120,418	509,196
Shay Wolfling Chief Technology Officer	246,157	53,576	101,307	401,040
Dov Farkash Senior Vice President Strategic Software Business	259,429	43,876	90,039	393,344
Gabi Sharon Vice President Operations	248,807	49,281	88,434	386,522

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2014, including the annual cash bonus for 2014, which have been provided for in the Company’s financial statements for the year ended December 31, 2014, but will be paid during 2015. They exclude bonuses paid during 2014 which were provided for in the Company’s financial statements for previous years.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2014, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements contained elsewhere in this report included in our annual report on Form 20-F for the year ended December 31, 2014 as filed with the Commission on February 25, 2015.

In addition, the compensation paid to our Chairman of the Board for the year ended December 31, 2014, as recognized in our financial statements for the year ended December 31, 2014, is detailed in the table below.

Name and Principal Position	Service Payments	Bonus	Equity-Based Compensation(1)	Total
	USD$

Michael Brunstein Chairman of the Board of Directors	110,000	-	266,289	376,289

(1)
Represents the equity-based compensation expense recorded in the Company's consolidated financial statements for the year ended December 31, 2014, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2014 as filed with the Commission on February 25, 2015.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2014 was divided into the following discrete components that were weighted as follows (the “Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expending the Company’s organic growth engines and achieving certain strategic technology objectives	30%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	15%

Each component was measured against a target that was determined by the compensation committee and the Board during the first quarter of 2014. In addition, the 2014 Bonus Plan payout was subject to meeting certain threshold related to the Company’s revenue and profitability. This threshold has been met in 2014.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2015, as set by our compensation committee and the Board is divided into similar components and weights as were provided by the 2014 Bonus Plan. The 2015 bonus plan payout is subject to meeting a certain threshold related to the Company’s revenue and profitability.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. MICHAEL
 BRUNSTEIN, ALON DUMANIS, AVI COHEN AND RAANAN COHEN AS A
 DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE
NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting.  Messrs. Avi Cohen and Raanan Cohen are standing for reelection as independent directors.

There are currently four directors serving on the Board who are not external directors, all of which are standing for re-election under this Proposal No. 1. All of our directors attended 80% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Michael Brunstein (71) was named chairman of our Board in June 2006, after serving as member of our Board from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a member of the board of directors of IAI (Israel Aerospace Industries Ltd.) and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Alon Dumanis (64) has served as a director of our Company since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Collplant, a public company traded on TASE, and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen (61) has served as a director of our Company since 2008. Mr. Cohen serves as the Chief Executive Officer of RR Media Ltd. (previously known as RRsat Global Communications Network), a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen(59) was appointed as a director of our Company by our Board on February 6, 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and CEO of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AIO systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as chairman of the board of directors of Datumate Ltd. and as a member of the board of directors of Utilight Ltd., all private companies. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Messrs. Avi Cohen and Raanan Cohen, for serving as an independent director). Such certifications will be available for inspection at the Meeting. Mr. Avi Cohen and Mr. Raanan Cohen are not related.

For information on the compensation of our directors, please see our annual report for the fiscal year ended December 31, 2014, filed on Form 20-F with the Commission on February 25, 2015 (the “Annual Report”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen, as a director of the Company to hold office until the close of the next annual general meeting.”

PROPOSAL 2

ELECTION OF MS. DAFNA GRUBER AS AN EXTERNAL DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to approve the election of Ms. Dafna Gruber as an external director of the Company, for a three-year term commencing as of April 29, 2015. Currently and in accordance with the Companies Law, two of the Company’s directors serve as external directors: Ms. Naama Zeldis, who has served as an external director of the Company since August 2005, for three consecutive periods of three years each and Ms. Zehava Simon, who was elected as an external director in June 2014. Ms. Zeldis’ tenure is expected to end on August 31, 2015 and Ms. Dafna Gruber is expected to replace her.

Herein below are details regarding Ms. Gruber:

Ms. Dafna Gruber (50) has served the Chief Financial Officer of Nice Systems Ltd. since May 2007. In her capacity she was responsible for Finance, Operation, MIS and IT, Legal and Investor Relations. From 2001 until May 2007, she served as the Chief Financial Officer of Alvarion Ltd., a NASDAQ-listed company that provides innovative wireless network solutions. From 1997 to 2001, Ms. Gruber was the Chief Financial Officer of BreezeCOM Ltd., which was merged with Floware Wireless Systems Ltd. to create Alvarion, prior to which she was the controller of BreezeCOM from 1996 to 1997. From 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a publically traded company on NASDAQ and TASE since November 2013. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

Ms. Gruber has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Ms. Gruber will be entitled to a remuneration package as previously approved by the shareholders of the Company which is identical to the remuneration package of our other directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the election of Ms. Dafna Gruber as an external director of the Company for a three-year term, commencing as of April 29, 2015.”

PROPOSAL 3

APPROVAL OF THE AMENDMENTS TO THE EMPLOYMENT TERMS OF MR.
EITAN OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
THE COMPANY.

In accordance with the current employment terms of Mr. Eitan Oppenhaim, which were approved by our shareholders on September 12, 2013 and on June 24, 2014, Mr. Oppenhaim is entitled, among others, to a monthly base salary of NIS 96,000. In addition, Mr. Oppenhaim is entitled to an annual grant of options to purchase up to 100,000 ordinary shares of the Company per each of the years 2015 and 2016, pursuant to the terms and vesting schedule approved thereto (in addition to the grant of 100,000 previously granted to Mr. Oppenhaim in 2014).

At the Meeting, our shareholders will be asked to approve the following amendments to the employment terms of Mr. Oppenhaim:

(a)	to update Mr. Oppenhaim’s monthly salary to NIS 101,000 (effective August 1, 2015).

(b)
to approve, an additional grant of options to purchase up to 50,000 ordinary shares of the Company per each of the years 2015 and 2016. If approved by the Meeting, the grants shall be made on August 1, 2015 and August 1, 2016, respectively, provided that Mr. Oppenhaim is fully employed by the Company and continues with his duties as the president and chief executive officer of the Company at the grant date providing that: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vest on each anniversary of the grant, (ii) the term of the options shall be of seven (7) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim, (iii) the exercise price shall be determined per the Company's equity-based compensation policy, i.e., the closing price of the Company's ordinary shares on NASDAQ on the day of such allocation, and if such day is not a NASDAQ trading day, the first trading day immediately thereafter, and (vi) the grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version]. In accordance with the Company's policy, Mr. Oppenhaim will be entitled to request that up to 2/3 of each grant shall be made in restricted share units (based on a 3:1 ratio, i.e., any option to purchase up to three ordinary shares will be converted to one restricted share unit only).

All other employment terms shall remain unchanged.

The proposed amendments to the employment terms of the President and Chief Executive Officer of the Company were approved by the compensation committee and the Board while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company as well as his experience, a compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy as approved by our shareholders on September 12, 2013, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company. The employments terms of Mr. Oppenhaim following the proposed amendments are consistent with our compensation policy.

For more information on the compensation paid to our executive officers for fiscal year ended on December 31, 2014, please see our Annual Report and under "Compensation of Executive Officers and Directors" in this Proxy Statement.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amended terms of employment of Mr. Oppenhaim, the President and Chief Executive Officer of the Company.”

PROPOSAL 4

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF KOST FORER
GABBAY & KASIERER, A MEMBER OF ERNEST & YOUNG, AS THE
 INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT
THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Amended and Restated Articles of Association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended and Restated Articles of Association of the Company, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Until the closing of the Meeting, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu acted as the independent auditors of the Company. Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. During the Company’s two most recent fiscal years and prior to the date of their engagement, Ernest & Young provided non audit related consultancy services to the Company in the aggregate amount of $30,000.

The reports of Brightman Almagor Zohar & Co. on the financial statements of the Company for the two years ended December 31, 2014 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the period January 1, 2013 and to date, there have been no disagreements with Brightman Almagor Zohar & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Brightman Almagor Zohar & Co., would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

For information on the fees paid to Brightman Almagor Zohar & Co. for the years 2013 and 2014, please see the Annual Report. On March 6, 2015, the Company’s audit committee and the Board thereafter approved an audit fee in the amount of USD $200,000 to be paid to Kost Forer Gabbay & Kasierer for the year of 2015. The consolidated audit is expected to include ReVera Incorporated, whose proposed acquisition was announced on March 11, 2015. It is currently expected that the proposed acquisition will close by mid-April, 2015.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Michael Brunstein Chairman of the Board of Directors of the Company Dated: March 30, 2015